

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 10, 2014

Via E-mail
Wesley M. Weymers
President and CEO
GNB Financial Services, Inc.
32 West Market Street
Gratz, PA 17030

> **Re: GNB Financial Services, Inc.**
> **Registration Statement on Form S-4**
> **Filed October 15, 2014**
> **File No. 333-199324**

Dear Mr. Weymers:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 filed October 15, 2014

General

1. Please update your financial statements and related disclosures, as necessary, in accordance with Rule 8-08 of Regulation S-X as well as your unaudited pro forma combined financial information and related data as required by Rule 11-02 of Regulation S-X. In addition, please provide updated consents from the independent accountants as necessary.

2. It appears that you qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act. If so, please disclose that fact in your filing and whether you intend to take advantage of the scaled disclosure requirements.

3.   Please supplementally provide us with any board books prepared or provided by Boenning & Scattergood, Inc. and Ambassador Financial Group, Inc. in connection with rendering the fairness opinions.

Cover Page

4.   We note your answer to Q-7 on page 2. Please revise the first paragraph on your cover page to disclose that FNBM shareholders may also receive a combination of both stock and cash, either at their election or in order to comply with the allocations set forth in paragraph three.

5.   Please revise your second paragraph to disclose that there is no established public trading market for GNB common stock and that, as a result, any quotations of GNB common stock may not reflect its actual current market value.

6.   Please revise to prominently disclose that the merger consideration being offered to FNBM shareholders is subject to change and cannot be determined until after shareholders will vote to approve or reject the merger. Further, revise to identify all factors that may adjust the merger consideration, including the proportion of FNBM's delinquent loans and the value of FNBM's shareholders equity as of the "Measurement Date." Make corresponding revisions underneath Q-7 on page 2.

7.   Further revise to disclose a range delineating the minimum and maximum merger consideration that individual FNBM shareholders could receive under the terms of your merger agreement. In addition, please disclose the aggregate consideration as of a recent date.

Inside Front Cover Page

8.   Please revise to include the statements required by Item 2 of Form S-4.

Questions and Answers about the Merger, page 1

"What will FNBM shareholders receive in the merger?", page 2

9.   Please revise to disclose the value of 4.7684 shares of GNB common stock, based on its stock price, on the day preceding the announcement of the merger and, as of the most recent practicable date. Make corresponding revisions to your summary on page 7.

10.   Please revise to disclose the minimum consideration possible based upon the maximum downward adjustments pursuant to each of the two contingencies that you identify. If there is no minimum, so state. Further disclose the percentage of FNBM Delinquent Loans and the amount of FNBM shareholders' equity, as of the most recent practicable date, and further provide a range of representative hypothetical examples for the Loan

Adjusted Merger Consideration and Shareholders Equity Merger Consideration, as each term is defined on page 8. Make corresponding revisions to your summary section.

11.   Please revise your second sentence of this answer to prominently state that elections by FNBM shareholders are not guaranteed and depend upon on the elections made by other FNBM shareholders. Make corresponding revisions to your summary on page 8.

"What are the material U.S. federal income tax consequences of the merger to FNBM shareholders?", page 5

12.   We note your disclosure on page 76 that one of the merger conditions is a tax opinion that the merger will constitute a tax free organization. Please disclose this fact here, and on page 12, and disclose whether or not this condition may be waived by either party. If this condition may be waived, revise your disclosure on page 85 and your disclosure under Item 22 of Part II to undertake to recirculate and resolicit your registration statement. Refer to Section III.D.3 of Staff Legal Bulletin No. 19.

Risk Factors, page 21

13.   Please consider adding a risk factor related to the FNBM's Memorandum of Understanding with the Office of the Comptroller of the Currency. Similarly revise your description of FNBM on page 125 or cross reference to disclosure elsewhere in the document.

Proposal: The Merger, page 37

14.   We note your disclosure that "representations and warranties contained in the merger agreement…may be subject to limitations agreed to by the contracting parties, including being qualified by disclosures between the parties." Please revise to either delete this disclosure or affirmatively state that there are no material representations or warranties that are in addition to or conflict with the disclosure provided in the body of your registration statement.

15.   Revise to disclose specific and quantifiable information on the type and amount of merger consideration that each side initially proposed, as well as on any other material terms that were actively negotiated by the parties. Provide each board's justification for proposing such terms and, if applicable, accepting or rejecting subsequent revisions to the proposed terms or amounts.

16.   Revise to disclose why "the board of directors unanimously concluded that GNB's proposal was superior" to the other interested institution that was invited to present to the FNMB board in May 2014.

Opinion of GNB's Financial Advisor, page 44

17.   We note your disclosures on page 45, 46, and 52 that Boenning used non-public
       projections prepared by FNBM's senior management in preparing its fairness opinion.
       Please disclose these projections or provide your analysis for why these projections are
       not material information that must be disclosed to investors.

Opinion of FNBM's Financial Advisor, page 55

18.   We note your disclosure on page 56 that Ambassador used non-public projections
       prepared by GNB's senior management in preparing its fairness opinion. Please disclose
       these projections or provide your analysis for why these projections are not material
       information that must be disclosed to investors.

Related Party Transactions, page 103

19.   Please confirm the disclosure in this section relates to the three previous fiscal years or
       revise to disclose all required related party transactions in accordance with Instruction 1
       to Item 404 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations of
FNMB Financial Corporation

Credit Risk and Loan Quality, page 133

20.   We note your disclosure that FNB Minersville experienced an increase of $657,000 in
       total non-performing loans due to the change in the accrual status of a commercial real
       estate participation. In order to more fully understand how and why this loan impacted
       certain asset quality and allowance for loan loss statistics and trends, please revise your
       disclosure to address the following:

       •   When the loan shifted from accrual to non-accrual classification, including the
           underlying reasons that caused this to occur;

       •   Whether the loan was considered impaired for any period presented and if so, when
           the loan became impaired, as well as the underlying reasons that caused this to occur.
           If not impaired, include a discussion supporting your conclusion;

       •   The amount of any charge-offs recognized for the loan, as applicable;

       •   The amount of any related allowance for loan loss for the loan along with a
           discussion to support your conclusion;

- Any other pertinent information necessary to understand your review of the loan and your determination of the loan classification (e.g., accrual, non-accrual, impaired, etc.) and related allowance determination, and

- On an overall basis, more comprehensively discuss the reasons why your allowance for loan loss as a percentage of the total loan portfolio decreased while nonperforming loans increased during the periods presented

Consolidated Financial Statements of GNB Financial Services, Inc.

Notes to the Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies – Loans Receivable, page F-10

21.   Please revise your disclosure here, and in your critical accounting policies on page 104, to address your accounting policy for both noncredit impaired and credit impaired purchased loans. Discuss how you classified acquired loans at acquisition (accrual, non-accrual, 90 days and accruing, impaired and troubled debt restructuring). Address whether there are loans that are considered non-accrual and / or impaired at or immediately after acquisition and the underlying reasons for your determination.

22.   As a related matter, please revise to discuss how your accounting for acquired loans, including loans acquired with deteriorated credit quality, impacts your credit metrics and trends. Specifically identify the credit metrics and trends most impacted and discuss the comparability between periods with your peers. For example, in your disclosure of the asset quality coverage ratio of "the allowance for loan losses to nonaccrual loans", please revise your disclosure to quantify the amount of purchased loans included in the denominator for which there is no associated allowance for loan losses. These disclosures should be supplemented by a narrative discussion which addresses the specific reasons for the changes in the coverage ratio between the periods presented.

Note 2. Restatement of Consolidated Financial Statements, page F-17

23.   Please revise your disclosure to include an enhanced description of the restatement so that a reader can more fully understand the nature of the errors.

Note 5. Allowance for Loan Losses, page F-24

24.   We note your disclosure that the Company has segmented into the following pools for purposes of determining the allowance for loan losses: agriculture loans, commercial real estate loans, commercial loans, residential real estate loans, consumer loans, and municipal loans. Please revise your disclosures to provide a thorough and detailed description of each of these loan segments and any classes of financing receivables within these segments for purposes of providing the disclosures required by ASU 2010-

20. In your disclosure, please address the specific risk characteristics of each loan segment. Refer to ASC 310-10-50-11B(a)(2).

25. We note your disclosure on page F-24 that historical loss percentages are calculated over a two-year period for all portfolio segments. We also note your disclosure on page 109 that historical losses are calculated over a four-year period for all portfolio segments. Please explain and revise your disclosures as necessary. In the event this represents a change in your allowance methodology, please revise your disclosure to address this as well as the quantitative impact of the change, if material.

Note 5. Allowance for Loan Losses – Impaired Loans, page F-30

26. Please revise to disclose the information required by ASC 310-10-50-15(c)(1), (2) and (3) for each period for which results of operations are presented.

27. We note your disclosure on page 121 that GNB typically records a charge-off or creates a specific reserve for impaired loans when repayment is not expected to occur as agreed upon under the original terms of the loan agreement. Your disclosure here and beginning on page F-30 indicates that none of the impaired loans required a specific reserve in any of the periods presented. Furthermore, we also note from your disclosure beginning on page F-30, that the recorded investment in impaired loans is less than the unpaid principal balance which indicates that you may have recorded direct charge-offs rather than recording specific reserves. In order to bridge the gap between these disclosures, please revise your disclosure here, and in other relevant sections of the document, to address the following:

- Your charge-off policies for each type of loan and whether you have revised these policies during the periods presented. To the extent applicable, discuss how you determine a loss event has occurred which warrants a charge-off.

- The triggering events or other facts and circumstances that impact your decision to charge-off a portion of a loan as compared to recording a specific or general reserve.

- How partial charge-offs on nonperforming loans impact the coverage ratio and other credit loss statistics and trends. For example, please consider disclosing the amount of nonperforming and impaired loans for which you have recorded partial charged-offs.

Consolidated Financial Statements of FNBM Financial Corporation

Consolidated Statements of Operations, page F-82

28. We note that your Consolidated Statements of Operations on page F-82 and your Consolidated Statements of Comprehensive Income (Loss) on page F-85 are presented in

thousands, which is not consistent with the rest of your financial statement presentation. Please revise accordingly.

Notes to the Consolidated Financial Statements

Note 1(n). Summary of Significant Accounting Policies – Allowance for Loan Losses, page F-62 and F-88

29.   Please revise your impaired loan policy disclosure to explicitly disclose your policy for determining which loans are individually assessed for impairment. Refer to ASC 310-10-50-15(d).

30.   Please revise your impaired loan disclosure to include your policy for recognizing interest income on impaired loans and how cash receipts are recorded. Refer to ASC 310-10-50-15(b).

Note 5. Loans Receivable and Allowance for Loan Losses, page F-67 and F-93

31.   We note your disclosure on page F-68 that the Bank's loans are segmented into the following pools: mortgage; non-farm/nonresidential; consumer; commercial and industrial; nonprofit organizations; states and political subdivisions; and participation. Please revise your disclosures to provide a thorough and detailed description of each of these loan segments and any classes of loans within these segments for purposes of providing the disclosures required by ASU 2010-20. In your disclosure, please address the specific risk characteristics of each loan segment. Refer to ASC 310-10-50-11B(a)(2).

32.   Please revise your tables presenting the changes in the allowance for loan losses on pages F-68 and F-94 to present the information by portfolio segment. Refer to ASC 310-10-50-11B(c) and the example disclosure in ASC 310-10-55-7 for guidance.

33.   Please revise your disclosure to disclose both the balance of your allowance for loans losses and your recorded investment in financing receivables by impairment method (e.g., collectively evaluated, individually evaluated, acquired with deteriorated credit quality) for each loan portfolio segment as of each balance sheet date presented. Refer to ASC 310-10-50-11B(g) and (h) and the example disclosure in ASC 310-10-55-7 for guidance.

34.   Please revise your disclosure to provide an age analysis of past due financing receivables at each period end. Refer to ASC 310-10-50-7A and the example disclosure in ASC 310-10-55-9 for guidance.

35.   Please revise to disclose the recorded investment in financing receivables by credit quality indicator. Refer to ASC 310-10-50-29(b) and the example disclosure in ASC 310-10-55-8.

36.   Please revise to disclose the information required by ASC 310-10-50-15(a)(3) and (4) as of each balance sheet date presented.

37.   Please revise to disclose the information required by ASC 310-10-50-15(c)(1), (2) and (3) for each period or which results of operations are presented.

Unaudited Pro Forma Combined Financial Information, page F-106

38.   Please revise your pro forma income statements to provide the financial information and appropriate pro forma adjustments in separate columns for Liberty Centre Bancorp, Inc. for the periods prior to the acquisition.

Signatures

39.   Please identify your principal accounting officer or controller in your signature block. Refer to Instruction 1 to Signatures on Form S-4.

Exhibit Index

40.   Please furnish all schedules to your amended plan of merger agreement.

41.   Please file signed copies of your legal and tax opinions or tell us when you intend to file such signed opinions.

42.   Please delete the second to last paragraph from your legal opinion or advise. Refer to Staff Legal Bulletin No. 19.

43.   Please delete assumptions 5(i) and 6(i) from Ex 8.1 as they appear to assume the tax consequence at issue. Further revise opinion (ii) therein to state that the statements made in the registration statement "are" or "represent" the opinion of Bybel Rutledge; it is insufficient to state that these statements are correct. Refer to Staff Legal Bulletin No. 19.

44.   Please revise Ex 23.6 so that Ambassador consents to the summary of its opinion in the body of your registration statement.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ben Phippen, Staff Accountant, at (202) 551-3697 or Mike Volley, Staff Accountant, at (202) 551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or me at (202) 551-3464 with any other questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney

cc: Via E-mail
Erik Gerhard, Esq.